Writer's Direct Number	Writer's E-mail Address
212.756.2093	mark.garibyan@srz.com

May 4, 2015

VIA EDGAR & ELECTRONIC MAIL

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549-3628

Re:

The Macerich Company (the “Company”)
Preliminary Proxy Statement on Schedule 14A

Filed by Orange Capital, LLC, et al.

Filed April 22, 2015

Comments thereto dated April 29, 2015

File No. 001-12504

Soliciting Material on Schedule 14A filed by Orange Capital, LLC, et al.

Filed April 16, 2015

Comments thereto dated May 1

File No. 001-12504

Dear Ms. Posil:

I am writing on behalf of Orange Capital, LLC and its affiliates (collectively, “Orange Capital”), Land & Buildings Investment Management, LLC and its affiliates (collectively, “Land & Buildings”), Marc Gordon, Gregory Hughes and Jeremy Pemberton (each of the foregoing, a “Participant,” and collectively with Land & Buildings and Orange Capital, the “Participants”), with respect to (i) the preliminary proxy statement on Schedule 14A filed by the Participants on April 22, 2013 (the “Proxy”) and the comments thereto dated April 29, 2015 issued by the staff of the Securities and Exchange Commission (the “Staff”) and (ii) the soliciting material filed on Schedule 14A on April 16, 2015 and the comments thereto dated May 1, 2015 issued by the Staff.

As a result of a May 4, 2015 agreement among the Company, Orange Capital and Land & Buildings to settle the potential proxy contest pertaining to the Company's 2015 annual meeting of stockholders (the “Annual Meeting”), as disclosed by the Company in its press release dated May 4, 2015, the Participants have abandoned their notice of intent to nominate individuals for election to the Company's board of directors at the Annual Meeting and are no longer pursuing a proxy solicitation pursuant to the Proxy. In the event that you have any further questions, please contact me at (212) 756-2093.

Very truly yours,

/s/ Mark Garibyan
Mark Garibyan